Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

                                                March 22, 2011

VIA FEDERAL EXPRESS AND EDGAR

Duc Dang, Esq.
Attorney - Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II Registration Statement on Form S-1 Filed February 15, 2011 File No. 333-172295

Dear Mr. Dang:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated March 17, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”) which includes the prospectus relating to the securities being offered.  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original Registration Statement filed on February 15, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Folake Ayoola.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. All graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Securities and Exchange Commission

March 22, 2011

The Company does not intend to use any graphics, maps, photographs or related captions or other artwork, including logos.  However, if this should change, the Company understands that it must provide copies of such items to the Staff prior to including it in any preliminary prospectus distributed to prospective investors.

2.
We note that you intend to conduct an issuer tender offer as part of any business combination, if shareholder approval is not required. Please revise to clarify if you must structure your tender offer to allow any shareholder wishing to tender 100% of his/her shares the ability to do so and receive the full tendered amount if a combination is consummated. If not, please revise to discuss the possibility where you may only be required to purchase a pro rata portion of the shares tendered from your shareholders.

We have revised the disclosure on pages 10 and 54 of the Registration Statement as requested to indicate that if the Company determines to engage in a tender offer, such tender offer will be structured so that each stockholder may tender all of his, her or its shares rather than some pro rata portion of his, her or its shares.

Prospectus Summary, page 1

3.
Please revise to ensure that the font used here is at least 10 point type and that the cover page is one page in length. Consider revising to limit this page to information required by Item 501 of Regulation S-K. Please refer to Rule 420 of Regulation C.

We have revised the cover page of the Registration Statement so that the font used therein is at least 10-point type and it is one page in length as requested.

4.
We note that your summary is 19 pages long and that you currently repeat, often word-for-word, much information in your summary section that appears in other parts of the summary section or in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.

We have revised the summary of the Registration Statement to reduce its length and remove duplicated sections as requested.

5.
Please revise to remove the prior performance disclosure included on pages 1 and 2 discussing the “total return” and comparing the return of Capitol I to the S&P 500 from this summary section. To the extent you would wish to retain this disclosure elsewhere, please provide the appropriate calculation used to substantiate the claims and the sources for the disclosure.

Securities and Exchange Commission

March 22, 2011

We have revised the disclosure on pages 1 and 2 of the Registration Statement to remove the prior performance disclosure but have re-located such disclosure to page 50 of the prospectus.  The calculation used to substantiate the claims for the disclosure is as follows:

Capitol I went public on November 7, 2007. Investors paid $10.00 for a unit which consisted of one share of common stock and one warrant. At the close of trading on March 16, 2011, one share of common stock was trading at $10.45 and one warrant was trading at $0.42. Cumulative dividends through the period of November 7, 2007 through March 16, 2011 amounted to $2.14 per share of stock owned. The total return over this period amounted to 30.1%. The total return calculation is as follows:

(($10.45 + $0.42 + $2.14) / ($10.00)) -1 = 30.10%

On November 7, 2007, the S&P 500 index closed the day trading at $1,475.62. On March 16, 2011, the S&P 500 index closed the day trading at $1,256.88. Cumulative dividends paid by the S&P 500 index through the period of November 7, 2007 through March 16, 2011 totaled $98.36. The total return over this period amounted to -8.16%. The total return calculation can be seen below:

(($1,256.88 + $98.36) / ($1,475.62)) -1 = -8.16%

6.
In connection with your disclosure concerning Capitol I, please revise to clarify that the “business combination” was completed with a shell company with no operating history and that the terms of the transaction did not comply with the guidelines established in its IPO prospectus. Briefly discuss here and elaborate later on the additional purchases of Capitol I’s shares that were made in order to obtain approval. Also, clarify if you believe you may deviate from your guidelines here as Mr. Ein previously did while controlling Capitol I.

We have revised the disclosure on pages 49 and 50 of the Registration Statement as requested.

7.
We note your purpose to engage in a business combination with a “target business.” Please revise to clarify if the target business has to be an operating company. If not, clarify the possibility that the target business could be with a shell, which would prevent shareholders from evaluating any historical operations in making their decision to tender or vote for the transaction. In such situation, please also clarify that your criteria and guidelines would be irrelevant if you took a similar path as Capitol I.

Securities and Exchange Commission

March 22, 2011

We have revised the disclosure on page 48 of the Registration Statement as requested.

Use of Proceeds, page 39

8.	Please revise to indicate whether there would be any limit on the amount of expenses that may be reimbursed to your management or their affiliates.

We have revised the disclosure on pages 38 and 39 of the Registration Statement as requested.

Dilution, page 43

9.	In your calculation of pro forma net tangible book value after the offering, please address the following:

•
Your calculation of pro forma net tangible book value after the offering includes deferred offering costs. Explain to us why it is appropriate to include this amount in net tangible book value after the offering but exclude it from the net tangible book value before the offering.

•	Provide to us your analysis determining that 16,693,750 units are subject to conversion/tender. We are unsure why the full amount of shares offered are not subject to conversion/tender.

With respect to the first part of the Staff’s comment, the calculation of the Pro Forma Net Tangible Book Value takes into account the deferred offering costs both before and after the offering.  As a result, we believe it is appropriate to include such amounts.

With respect to the second part of the Staff’s comment, the full amount of shares offered are not subject to conversion/tender since the Company will not consummate an initial business combination unless it has net tangible assets of at least $5 million upon such consummation.  Therefore, the conversion threshold has been set at 16,796,188 shares sold in the offering, which will result in Net Tangible Assets of $5,000,005.

Securities and Exchange Commission

March 22, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 46

Liquidity and Capital Resources, page 46

10.
We note your disclosure on page 47 where you state that you may use debt as consideration to consummate your initial business combination or because you are obligated to redeem a significant number of your public shares upon consummation of your initial business combination. Please revise your disclosure to describe your policy with respect to how much debt you may incur, including your maximum debt leverage ratio.

We have revised the disclosure on page 45 of the Registration Statement as requested.

Proposed Business, page 49

11.
On page 35, you disclose that you are not required to obtain a fairness opinion from an independent source unless the target is related to your officers, directors or sponsors. Please revise to clarify if you will determine the fair market value of the target(s) and the fairness to your shareholders of your initial combination transaction, even if you do not obtain such information from an independent source. If such determinations are made, clarify if you will disclose the basis for such determinations to shareholders.

We have revised the disclosure on page 51 of the Registration Statement as requested.

Permitted purchases of shares, page 56

12.
You disclose it is “intended” that purchases would comply with Rule 10b-18 at prices not to exceed the per share amount of the trust. Please clarify if that means you are not prohibited to make such purchases at prices above the per share amount.

We have revised the disclosure on page 56 of the Registration Statement as requested.

13.
Please revise to clarify that this limitation does not apply to your possible side purchases, which may include negotiated arrangements and the use of “aggregators,” used to influence the outcome of any vote on a proposed transaction. Further, please provide a separate subheading to discuss your and any affiliates’ ability to engage in such transactions and the resulting effect on book value going forward.

Securities and Exchange Commission

March 22, 2011

We have revised the disclosure on page 57 of the Registration Statement as requested.

Certain Transactions, page 71

14.
Please tell us how you plan to value and account for the private placement warrants that you or your designees will purchase and revise your disclosures to state whether you believe the sale of the private placement warrants will result in share-based compensation expense. Please also provide to us an analysis, with major assumptions noted, supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies.

The Company intends to account for private placement warrants using the fair value recognition provisions of ASC 718 “Compensation – Stock Compensation”.  Accordingly, at the time of the private placement, in accordance with ASC 718, a compensation charge will be charged to earnings to the extent the fair value of the warrants as determined on the purchase date exceed the purchase price. Based on the observable market prices, the Company believes that the purchase price of $0.75 per warrant will exceed the fair value of such warrants on the date of the purchase and therefore not result in any share-based compensation. The valuation is based on several similarly structured blank check companies as set forth on the attached Exhibit A.

We have revised the disclosure on pages 46 and 72 of the Registration Statement to indicate that the Company does not expect the purchase to result in any share-based compensation expense as requested.

Notes to Financial Statements, page F-7

Note 2 — Significant Accounting Policies, page F-8

General

15.
We note that your efforts to date have been limited to organizational and offering activities. Please disclose the amount of organization and offering costs incurred through the prospectus date or a comparably reasonable date.

We have revised the disclosure on page F-11 of the Registration Statement as requested.

Note 7 — Stockholder Equity Common Stock

16.
We note that a portion of the common stock sold to the Sponsor includes earn out shares that are subject to forfeiture. Tell us how you intend to account for the earn out provision and cite any relevant accounting literature you relied upon. In your response tell us whether the earn out provision will result in any compensation expense once the contingency has been resolved.

Securities and Exchange Commission

March 22, 2011

Although the shares subject to forfeiture are referred to in the Registration Statement as “earnout shares,” they are not subject to any type of typical earnout as that phrase is commonly used.  As a result, the “earnout shares” are simply to be accounted for as equity.

The purchase of common stock by the Company’s sponsor, including the “earnout shares,” was an equity transaction at a fixed price for a fixed total number of shares.  All of these shares are owned by the Company’s sponsor as of the date of purchase.  No additional shares will be issued to the Company’s sponsor.  However, the “earnout shares” will be held in escrow until a certain market price contingency is met following a business combination.  If the contingency is not met, the “earnout shares” will be forfeited by the sponsor and returned to the Company at no cost to the Company.  If the contingency is met, the “earnout shares” will simply be released from escrow.  The sponsor will not receive any additional consideration whatsoever if the contingency is met – the shares held in escrow will simply be released to the sponsor.  As such, no compensation expense would be recorded as the meeting of the contingent event does not call for any additional issuance of equity shares, other than those previously purchased.  Accordingly, we believe it is appropriate to account for the “earnout shares” as simple equity.

Item 16. Exhibits and Financial Statement Schedules, page 11-4

17.
Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

We will submit all exhibits as promptly as possible.  We have filed the legal opinion with Amendment No. 1 as requested.

18.	For the exhibits that can be executed prior to effectiveness, please tell us why you are filing the “form of.”

We have revised Page II-4 of the exhibit index to indicate what exhibits have been executed and therefore removed the “form of” designation as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Marc D. Ein, CEO

Securities and Exchange Commission

March 22, 2011

Exhibit A

Warrant Trading Prices After IPO
	First Day	60 Days Post Trading
	of Trading	High	Median	Mean	Low
Most Recent Comparables
Jwc Acquisition Corp.	12/6/2010	$0.75	$0.65	$0.64	$0.45
Hicks Acquisition Co. II Inc.	11/29/2010	$0.80	$0.58	$0.59	$0.53
57th Street General Acquisition Corp.	6/10/2010	$0.55	$0.45	$0.46	$0.40
	Mean	$0.70	$0.56	$0.56	$0.46
	Median	0.75	0.58	0.59	0.45